FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For April 1, 2004

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

42 St Andrew Square
Edinburgh EH2 2YE
Scotland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Make it happen

Contents

Financial highlights	01

Chairman’s statement	02

Group Chief Executive’s review	04

Group profile	06

Divisional review	10

Corporate Banking and Financial Markets	12

Retail Banking	18

Retail Direct	24

Manufacturing	28

Wealth Management	32

RBS Insurance	34

Ulster Bank	38

Citizens	40

Corporate responsibility	44

Directors’ report and summary financial statement	51

Board of directors and secretary	52

Remuneration report	54

Financial results	58

Shareholder information	62

Important addresses	64

Make it happen

Financial highlights

     ➢ Profit before tax up 29%

     ➢ Final dividend of 35.7p giving a total for the year of 50.3p per share, up 15%

     ➢ Total shareholder return exceeding 100% over the last five years

Profit before tax, goodwill amortisation and integration costs (£m)

5,778
6,451
7,151
2001
2002
2003

Profit before tax (£m)

4,252
4,763
6,159
2001
2002
2003

The Group's profit before tax, rose by 29% to £6,159 million.

Adjusted earnings per share (pence)

127.9
144.1
159.3
2001
2002
2003

Earnings per share, adjusted for goodwill amortisation, integration costs and the dividend on the Additional Value Shares increased by 11% to 159.3p.

Income (£m)

14,558
16,815
19,229
2001
2002
2003

The Group's total income grew by 14% to £19,229 million.

Total shareholder return

150
100
50
Index
0
-50
-100
1998
1999
2000
2001
2002
2003
RBS
FTSE 100
31 December 1998 = 0
Source: Datastream

Dividend per ordinary share (pence)

38.0
43.7
50.3
2001
2002
2003

The directors have recommended a final dividend of 35.7p which, when added to the interim dividend of 14.6p, makes a total for the year of 50.3p, an increase of 15%.

Annual Report and Accounts 2003

01

Chairman’s statement

02

The highlight of 2003, the successful completion of the integration of NatWest, seems a long time ago. Our focus is now on maintaining our income growth, using the experience gained in integration to improve our efficiency further, and delivering the benefits of the various acquisitions which we made during 2003.

By the time of completing the NatWest integration in 2003, the annualised transaction benefits amounted to £2,030 million, against the promised amount of £1,420 million in our bid for NatWest, in December 1999.

Financial performance

In 2003, the Group profit before tax, goodwill amortisation and integration costs increased by 11% to £7,151 million (2002 –£6,451 million). Total income grew by 14% to £19,229 million (2002 – £16,815 million), while operating expenses grew by only 9% to £8,389 million (2002 – £7,669 million).

Dividends

The Board has recommended a final dividend for the year of 35.7p per share which, with the interim dividend of 14.6p per share, makes a total for the year of 50.3p per share, an increase of 15%. Our third and final Additional Value Share dividend of 55.0p per share was paid on 1 December 2003. The total amount payable to shareholders in the form of ordinary and AVS dividends in respect of 2003 was £2,953 million, against £2,065 million for 2002.

Staff profit sharing

The staff profit share for the year has been set at 10% of basic salaries, reflecting the strong financial performance of the Group.

Business developments

During 2003 we completed seven acquisitions and announced two others which were completed in January 2004. These acquisitions strengthened the international capabilities of the Group. Four were in the United States, three were in Continental Europe and one each in Ireland and the United Kingdom. The total amount paid for these acquisitions was £3 billion.

In February 2004 we announced the acquisition of the credit card portfolio of People’s Bank of Connecticut with 1.1 million customers and £1.3 billion of receivables.

Board of directors

The Board is committed to high standards of corporate governance and business integrity in all its activities. The Board is also conscious of the Group’s impact on social issues and during 2003 ratified the Group’s Corporate Responsibility Policy.

We were deeply saddened by the death of Bill Wilson on 25 December 2003. Bill had been a member of the Board since 1993, and his wise counsel in Board discussions and contribution as Chairman of the Audit Committee will be greatly missed. We are grateful to Colin Buchan for taking over as interim Chairman of the Audit Committee.

Outlook

During 2003 there were signs of improving economic conditions in the United States and Continental Europe, while the United Kingdom economy maintained its positive trend. In the United States, monetary and fiscal policies remain expansive. Overall, while uncertainties remain, the economic outlook seems brighter than it has for several years.

A key aspect of our strategy is to build and retain strategic options. As a result, the future progress of the Group is not dependent on any particular economic scenario, or market development. We remain confident that the strength, diversity and flexibility of the Group will enable us to continue to deliver value for our customers, employees and shareholders.

Sir George Mathewson, Chairman

03

Group Chief Executive’s review

04

In 2003 we continued our focus on delivering strong growth organically and through acquisitions. Customer numbers rose across all our divisions. Our cost:income ratio, a key measure of our efficiency, improved to 42%. Our profit before tax, goodwill amortisation and integration costs increased by 11%, and our adjusted earnings per share increased by 11%.

These are pleasing figures, the more so since they demonstrate a consistently strong performance over the last decade. The strength and diversity of the Group we are building gives us continued scope for growth and creates many strategic options.

Good organic growth last year is indicative of the focus and commitment to building our existing businesses. All our divisions, with the exception of Wealth Management, increased their contribution to the Group, with particularly strong performances from RBS Insurance and Retail Direct which achieved growth of 32% and 25% respectively.

We announced eight acquisitions during 2003. Some of these were concentrated on product areas where we saw considerable scope for both growth and efficiency improvement. The acquisition of Churchill Insurance Group, completed in September 2003, positions RBS Insurance as the UK’s second largest general insurer. The purchase of First Active plc by Ulster Bank, completed in January 2004, has greatly strengthened our presence in financial services in Ireland.

Other acquisitions reinforced the geographic reach of the Group in Europe and the US. Citizens made three more bank acquisitions and is now the 13th largest commercial banking organisation in the US by deposits. The purchase of the credit card and personal loans portfolios of Santander Direkt in Germany expanded our European consumer finance operation. Coutts enhanced its position in international wealth management with the acquisition of Bank von Ernst in Switzerland.

We have kept in place many of the successful cross-business teams established during the NatWest integration. With the skills built up during that process, they have now turned their attention to further improving our service to customers and our efficiency.

Our customers

It has been particularly pleasing to see again good growth in customer numbers across all our businesses. We are proud of the large numbers of awards our businesses have won this year for products and services.

We are the only bank in the UK to give our customers the option to call their local branch. We believe that what matters is that customers have choice; some prefer to use telephone or internet banking while others prefer to speak to one of our customer service advisers who are all based in the UK, Europe or the US, close to the customers they serve.

Our people

Our people have delivered everything that has been asked of them and more, particularly during the integration of NatWest. We are committed to retaining their trust and loyalty, meeting their development needs and are complementing our extensive range of training with new and enhanced leadership programmes. We believe our staff are the key to our growth and that they should share in the success they have helped to create. We have again set the staff profit share at 10% of basic salaries. As a result of growing volumes across our businesses, we have increased our staff numbers again this year.

Our shareholders

We made the final Additional Value Share payment of £1.5 billion, meaning that a total of £2.7 billion has been returned to shareholders by this means, following the acquisition of NatWest.

Our underlying capital generation continues to be good. We have the capital strength to grow our existing businesses and take advantage of acquisition opportunities when they arise and when we see value for our shareholders.

By maintaining our focus on the fundamentals of growing income, improving efficiency and maintaining credit quality, we are confident that we can continue to deliver superior sustainable value to our shareholders.

Fred Goodwin, Group Chief Executive

05

Group profile

RBS has built one of the strongest portfolios of brands in the financial services sector – growing both organically and by acquisition.

Corporate Banking and Financial Markets

Chief Executive
Johnny Cameron

Geographic spread
➢ UK, Europe, US, Asia

Employees
➢ 15,900

The largest provider of banking services and structured financing to medium and large businesses in the UK and a growing provider of debt financing and risk management solutions to large businesses in Europe and North America. It also provides an integrated range of products and services to mid-sized and large corporate and institutional customers in the UK and overseas.

Treasury and capital markets products are provided through Financial Markets, which is a leading provider of debt, foreign exchange and derivatives products.

RBS Greenwich Capital (US)

Tailors debt capital market solutions to institutions worldwide and has a leading position in US treasuries and asset-backed securities.

Market data

➢ lead corporate bank in the UK
➢ serves over 90% of the FTSE 100
➢ serves over 75% of the FTSE 250
➢ serves 50% of Fortune 100 companies in the US
➢ banking relationships with 70% of the top 100 Continental European companies
➢ No.1 agent globally for traditional cross border US$ private placement transactions
➢ No.1 Project Finance Global mandated lead arranger
➢ No. 2 European leveraged loans mandated arranger

Retail Banking

Chief Executive
Benny Higgins

Geographic spread
➢ UK

Employees
➢ 30,700

Two of the UK’s best known banking brands, NatWest and The Royal Bank of Scotland, offer a wide range of products and services to over 13.7 million individual and 1.1 million small business customers. Retail Banking offers the choice of banking at over 2,270 local branches, via the UK’s largest network of over 5,900 ATMs, or via the internet, to access a wide range of banking, financial, insurance, life assurance and pension products.

For small business customers Retail Banking offers:-

– money transmission
– cash management
– short, medium and long term finance
– deposit taking

Market data

➢ largest retail network in the UK
➢ over 2,270 branches
➢ over 5,900 ATMs
➢ over 13.7 million personal customers
➢ largest provider of banking services to small to medium sized enterprises (SMEs) in the UK
➢ over 1.1 million business customers

Retail Direct

Chief Executive
Chris Sullivan

Geographic spread
➢ UK, US and Europe

Employees
➢ 7,300

Retail Direct offers financial services and banking products direct to consumers through a range of channels and includes well known brands such as Tesco Personal Finance, The One account, Direct Line Financial Services, Lombard Direct and in Europe, Comfort Cards.

It offers a comprehensive range of credit and charge cards through The Royal Bank of Scotland, NatWest and a range of brands, such as MINT.

It also provides a global infrastructure of merchant acquiring and processing facilities via Streamline for retailers in the UK. For retailers who are internet based it provides a similar infrastructure via WorldPay.

Market data

➢ over 16 million customer accounts
➢ 2nd largest credit card issuer in the UK
➢ over 13 million credit and storecard accounts
➢ over 2 million customer accounts in Europe
➢ most successful supermarket bank in the UK
➢ over 4 million Tesco Personal Finance customer accounts
➢ over 1 million Tesco Personal Finance motor insurance customers

Manufacturing

Chief Executive
Mark Fisher

Geographic spread
➢ UK, US and Europe

Employees
➢ 21,800

Manufacturing provides a diverse range of services to support the customer facing operations of the Group’s multiple brands. It provides customer support via telephony, account management, lending, mortgage processing and money transmission.

Group Technology

Group Technology continually develops and maintains the infrastructure and technology that supports the branches, ATMs and internet banking for customers of CBFM, Retail Banking, Retail Direct and Wealth Management.

Purchasing

Manufacturing is responsible for the vast majority of purchasing undertaken by the Group, leveraging its purchasing power to maximise cost efficiencies.

Property

The Group’s property portfolio is managed, maintained and refurbished by Manufacturing who also oversee the property investment programme.

Market data

➢ No.1 in UK for cheque payments
➢ No.1 in UK for Banks Automated Clearing System (BACS)
➢ No.1 in UK for Clearing House Automated Payment System (CHAPS)
➢ runs the UK’s largest ATM network

06

Wealth Management

Chief Executive
Gordon Pell

Geographic spread
➢ UK, Europe, Asia, offshore locations

Employees
➢ 5,600

Private Banking

Coutts Group and Adam & Company offer private, corporate and expatriate client services including:-

– banking
– wealth management
– investment management
– financial planning
– trust and fiduciary services

Offshore Banking

The offshore banking business offers retail banking services to local and expatriate customers and corporate banking and treasury services to corporate, intermediary and institutional clients.

Market data

➢ No.1 for private banking in the UK
➢ a leading player in offshore banking in the UK
➢ over 90,000 UK and international clients
➢ over 168,000 offshore clients

RBS Insurance

Chief Executive
Annette Court

Geographic spread
➢ UK, Ireland, Spain, Germany, Italy and Japan

Employees
➢ 19,400

RBS Insurance sells and underwrites retail and wholesale general insurance via the telephone, the internet and a network of brokers.

It includes some of the best known insurance brands including Direct Line, Churchill Insurance, NIG, Devitt, Green Flag, UKI Partnerships and Inter Group.

Market data

➢ 2nd largest general insurer in the UK
➢ No.1 for UK motor insurance
➢ No.2 for UK household insurance
➢ over 19 million UK insurance policies in-force
➢ over 8 million UK motor policies
➢ over 5 million UK home policies
➢ largest direct insurer in Spain
➢ largest direct insurer in Italy
➢ over 1.5 million international motor policies

Ulster Bank

Chief Executive
Cormac McCarthy

Geographic spread
➢ across Ireland

Employees
➢ 5,100

On 5 January 2004 Ulster Bank was significantly enlarged with the completion of the acquisition of First Active plc. Ulster Bank provides banking and financial products and services via its branch network, telephone and the internet to customers throughout Ireland:-

– retail
– wholesale
– mortgage
– savings
– investment

First Active offers mortgage and savings products to customers in the Republic of Ireland.

Corporate and institutional customers benefit from the scale and experience of the Corporate Banking and Financial Markets division.

Market data

➢ 3rd largest clearing bank in the Republic of Ireland
 ➢ largest bank in Northern Ireland
➢ now has 1.4 million customers
➢ over 120,000 mortgage customers
➢ No. 2 for mortgages in the Republic of Ireland

Citizens

Chairman, President and Chief Executive Officer
Larry Fish

Geographic spread
➢ New England and Mid Atlantic regions of US

Employees
➢ 14,200

Citizens is engaged in retail and commercial banking through a growing network of city centre, local and supermarket branches in the US states of :

– Connecticut
– Delaware
– Massachusetts
– New Hampshire
– New Jersey
– Pennsylvania
– Rhode Island

It offers personal banking, residential mortgages and home equity loans. It also provides a wide variety of commercial loans and services including; real estate lending, equipment leasing, credit card merchant services, trust and investment services, cash management and international banking.

Market data

➢ 13th largest commercial banking organisation in the US ranked by deposits
➢ 4th largest supermarket bank in the US
➢ 2.4 million personal customers

07

Group profile continued

As one of the world’s largest banks we continue to seek new opportunities to build every aspect of the Group’s business in the UK, Europe and America.

Global ranking

The Forbes Global 2000 for 2003 is a comprehensive listing of the world’s biggest and most important companies, as measured by sales, profit, assets and market value. Those that make the list have the best composite ranking based on all four of these measures.

Rank	Company	Country

1	Citigroup	US
2	General Electric	US
3	American International Group	US
4	ExxonMobil	US
5	Bank of America	US
6	Royal Dutch/Shell group	NL
7	BP	UK
8	Fannie Mae	US
9	HSBC	UK
10	Toyota Motor	Japan
11	Verizon Communications	US
12	Wal-Mart Stores	US
13	ING Group	NL

14	The Royal Bank
	of Scotland Group	UK

15	Berkshire Hathaway	US
15	BNP Paribas	France
17	International Business Machines	US
18	Altria Group	US
19	General Motors	US
20	Total	France

At the end of 2003 The Royal Bank of Scotland Group was the world’s fifth largest banking group, with a market capitalisation of £49 billion.

Our three key areas of operation are the UK, US and Continental Europe. In each of these the scale of our businesses has significantly grown over the past five years through strong organic growth and acquisitions. We are increasingly serving the needs of our existing customers in Asia and Australia.

The bulk of both our income and assets continue to be in the UK, although the US and Europe are making a growing contribution.

The number of people we employ and the number of customers buying banking products and financial services from the Group is also growing in each of these three main territories. We now employ over 120,000 people worldwide.

08

09

Divisional review

Group profit before tax, goodwill amortisation and integration costs up 11% to £7,151 million (2002 – £6,451 million).

Make it happen

the one account

NatWes
GILBERT

Ulster Bank

20

CITIZENS BANK

Corporate Banking and Financial Markets

➢ Profit contribution £3,620 million (2002 – £3,261 million)

➢ Profit increase 11%

➢ Total income up 11%

In 2003 we maintained our position as the UK’s leading Corporate Bank and grew both our corporate banking and financial markets businesses in Europe, the US and Asia. Our total income increased by £645 million or 11% to £6,697 million.

➢Average loans and advances to customers increased by 9% or £7.5 billion to £94.3 billion. Average customer deposits within the banking business increased by 7% or £4.1 billion to £61.0 billion.

➢Growth in income reflected our commitment to supporting our customers through a broad range of transactions tailored to their individual requirements.

UK Corporate Banking

➢We played a major role in a £600 million refinancing of EMI’s credit facilities which included the launch of the company’s first high yield capital markets issue.

➢We created a unique ‘back-to-back’ solution that met the coin requirements of Arriva’s UK Bus division and Sainsbury’s.

➢We provided a tailored cash and treasury management solution to support Element 6 (formerly De Beers Industrial Diamonds).

➢When Vue Cinemas acquired 36 Warner Village premises, they sought a bank partner who could rapidly create a cash and card processing solution to meet their very demanding acquisition timeframe. We structured a solution which met this.

➢Our £22 million financing for Petrofac helped to support their acquisition plans.

➢We structured a multi jurisdictional financing package to support Dorchester Hotels’ further expansion of their international hotels, including new prime assets in Milan and Paris.

➢We co-wrote and syndicated the £148 million re-financing debt package for Anglian Windows allowing Alchemy Partners to return a proportion of capital to investors.

➢We enabled Peel Holdings to acquire Clydeport by solely arranging and underwriting a £165 million bridging facility.

➢We have supported award winning Innocent Drinks since its launch in 1999, enabling the company to grow and expand despite significant international competition.

➢Carillion (previously Tarmac) celebrated its centenary and a 100 year relationship with RBS.

Structured Finance

➢We were mandated lead arranger for the £2.5 billion Spirit Group and S&N retail pub group transaction. This was the largest sterling leveraged buyout in the UK and the 2nd largest in Europe in 2003.

➢We led the US$6.1 billion acquisition facility for Cadbury Schweppes, to enable their purchase of the US confectioner Adams. The deal was awarded Loan of the Year by Corporate Finance magazine.

Asset Finance

➢Both Angel Trains, our rolling stock leasing company, and Lombard our small and mid-ticket asset finance brand in the UK and Ireland, maintained their leading market positions in 2003.

➢A new car division comprising the Dixon Motors retail business, jamjar and the Lombard full service contract hire and leasing operation was formed. It supplied more than 100,000 new and used vehicles to its customers in 2003.

Corporate Banking and Financial Markets continued

We are constantly exploring opportunities to develop new markets, leveraging our reputation and financial strength to broker bigger and better deals for our UK and international customers.

Financial Markets

➢We improved our ranking in the Sterling Bond league table moving from No.11 in 2000 to No.2 in 2003.

➢We rose from 8th in 2002 to 3rd best FX bank in London in the 2003 Euromoney FX survey.

➢Financial Markets is the leading arranger for cross-border issues into the US private placement market, with a market share of 26%.

➢Our money market funds, Global Treasury Funds, continue to grow strongly with client investments up 38% in the year to £5 billion.

➢We executed the three largest sterling securitisations in the market: Southern Water, Mitchells & Butlers and Punch Taverns.

➢RBS Agency Treasury Services, the premier UK based provider of treasury outsourcing services won the mandate for Acambis plc, ‘techMARK Mediscience Company of the Year’ and a world leader in the development of vaccines to prevent and treat infectious disease.

Europe

➢We have invested significantly in growing our presence in Europe. We now have offices in France, Italy, Spain, Germany and Sweden, offering lending, capital markets and risk management products to major corporate customers.

➢We acted as bookrunner and joint mandated lead arranger in the €3.0 billion deal for Energie Baden-Wurttemberg AG which was one of the largest loan transactions in the German utility sector.

➢In Italy we acted as a lead arranger for the Olivetti/Telecom Italia €15.5 billion syndicated term loan and revolving credit facilities – the largest bank financing in Europe for three years. This won European Loan of the Year in International Financing Review – Review of the Year.

➢RBS co-led the largest ever European leveraged buy out for SEAT Pagine Gialle, the dominant Italian classified directories business, providing debt facilities of €4.4 billion.

➢We were lead arranger and bookrunner in the €2.5 billion term loan and revolving credit facility for Vivendi Universal and joint lead and bookrunner in the company’s €1.2 billion bond issue. Institutional investors voted this transaction High Yield Deal of the Year in Credit magazine’s annual deals of the year poll.

➢We were awarded SVT (primary dealership) status by the Agence France Tresor, enabling Financial Markets to provide French Government securities to our global customers. This status complements the primary dealerships we already hold in the UK, US and Germany.

➢In 2003, RBS became a participant on TradeWeb, the leading electronic platform for institutional investors in government and corporate bonds. By volume, we already rank 8th out of 25 participants.

➢We purchased Nordisk Renting AB, a Swedish leasing company in June 2003.

Corporate Banking and Financial Markets continued

Our commitment to innovation, customer focus and expertise makes RBS the corporate bank of choice for businesses of all sizes in the UK.

US

➢We continue to expand our US business and now have a presence in New York, Houston, Chicago and Greenwich.

➢RBS Greenwich Capital continued to grow its institutional fixed income franchise. Its US Treasury primary dealership and mortgage backed securities trading businesses are recognised as among the industries leading liquidity providers, with its US Government sales and trading operations ranked No.1 and No. 2 respectively.

➢Corporate Banking and Financial Markets, in partnership with Citizens Bank, provided £24 million of financing to Aberdeen-based Sparrows Offshore to support their international expansion.

Asia

➢We have expanded our presence in Asia. We now have offices in Hong Kong, Singapore, Tokyo, Beijing and Shanghai.

➢RBS performed strongly this year in the Euromoney Tokyo FX Survey, being ranked 3rd overall provider, No.1 for sterling and No. 2 for Euro/Japanese Yen by Banks.

➢In 2003 we established a securitisation business in Asia, signalling a step change in the development of our franchise there and complementing existing operations in the UK, US and Europe.

➢The RBS and National Australia Bank (NAB) joint venture offers customers of NAB in Australia and New Zealand private placements in the US market. We completed three financings for Lion Nathan, Iluka Resources and Smorgon Steel making us the No.1 Agent for Australian issuers.

Awards

➢“Best Loan” – Cadbury Schweppes
Corporate Finance

➢“Best Buyout” – Seat
Corporate Finance

➢Ranked No.2 by UK institutional investors as the best provider of secondary market liquidity for Sterling deals brought to market
Credit Magazine

➢“Sterling Bond House of the Year”
International Financing Review

➢“Sterling Bond of the Year” – BBC
International Financing Review

➢“European Leveraged Loan” – SEAT
International Financing Review

➢“Loan of the Year” – Six Continents
The Treasurer

➢“Securitisation Deal of the Year” – BBC Broadcasting House
The Treasurer

➢“Securitisation House of the Year” – BUPA
The Banker

➢“Best Bank FX in London” by banks
FX Week Survey

➢RBS Greenwich Capital – “Best Overall Government Sales Team”
Institutional Investor

Retail Banking

➢Profit contribution £3,126 million (2002 – £3,019 million)

➢Profit increase 4%

➢Total income up 5%

The Royal Bank of Scotland and NatWest operate the largest retail banking network in the UK serving over 13.7 million personal customers and 1.1 million small business customers. In 2003 we increased our income by 5%, to £4,403 million and increased our customer numbers by 3%.

➢Our average loans to customers, excluding mortgages, grew by 9% to £23.7 billion, average mortgage lending by 12% to £33.7 billion and average customer deposits by 6% to £60.9 billion.

Customer service

➢We continued to combine traditional banking values and innovation to give our customers the freedom to choose how they wish to do business with us, in their branch, by phone or over the internet.

➢We have the largest retail banking network in the UK with over 2,270 branches, over 5,900 ATMs and more relationship managers than any other bank.

➢We are the only UK bank that has made an unequivocal commitment to our branch network and this includes branch openings where appropriate. In 2003 we re-opened the NatWest branch, in Roman Road, Bethnal Green, London.

➢We also increased the number of staff in our branch network to improve the speed and quality of service.

➢In NatWest we made a significant investment, enabling customers to telephone their branches direct, for the first time for many years.

➢OnLine Banking has seen another excellent year of growth. Average daily volume of payments was up 59% in 2003 and average daily value of payments up 85%. We have also made a significant investment to improve the enrolment process, and have seen a 70% increase in applications.

➢To meet the needs of customers buying pensions and investments we introduced a telephone advice centre enabling customers to speak to advisers during office hours and in the evening.

➢In response to customer feedback, Saturday banking has been extended in Royal Bank branches in our busiest locations and now includes a full banking service. We have also increased 12-2pm weekday cover in branches to make banking at lunchtime easier.

➢The introduction of Royal Bank of Scotland Mortgages Direct Service, provides customers with further choice in how they obtain finance for their home, either face to face through our extensive branch network, over the telephone or via the internet.

➢The Premium Banking Service continues to attract new customers who benefit from relationship banking.

➢Royal Bank of Scotland Customer Service Reviews offer customers the opportunity to review their finances with the purpose of making or saving them money. In 2003 we were able to make or save money for the vast majority of our customers for whom a review was undertaken.

➢In NatWest branches we launched Quick Deposit units to save customers time and allow them to make deposits without queuing. We also continued our branch refurbishment programme.

Retail Banking continued

Our branches lie at the heart of the communities they serve. We study customer feedback to ensure that our branch network meets local needs and expectations.

➢We run a fleet of 12 mobile banks which cover thousands of miles every year taking banking services to over 250 remote rural communities. In the Orkney islands some of Scotland’s most northerly residents are served by a branch aboard an aeroplane.

➢We began piloting a new generation of intelligent pay-in machines in both Royal Bank of Scotland and NatWest branches.

Products

➢NatWest launched three new savings products: the 90-day Bonus Reserve Account is for savers who want to limit withdrawals to earn an interest bonus; the Private Banking Savings Account helps customers to plan by balancing their assets between accessible short-term savings and longer term investments; Advantage Reserve, for packaged account holders, gives instant access to competitively priced savings.

➢NatWest launched a new mortgage product. Flexible Choice offers customers the flexibility to vary monthly payments and save by paying off their mortgage earlier.

➢The NatWest Advantage Gold Account was relaunched including a range of new benefits.

➢Royal Bank of Scotland launched the Instant Savings Tracker Account, which offers competitive interest rates with instant access. We enhanced our Royalties, and Royalties Gold packaged accounts and launched Royalties Premier.

➢To meet customer demand we launched a new Permanent Life Assurance Plan for the over 50s.

Business customers

➢We strengthened our position as the UK market leader in banking for small and medium sized businesses, increasing our number of business customers by over 3%.

➢Business customers have seen the introduction of our new Telephone Business Service Review complementing our existing face to face Business Service Review. This provides customers with a review of their financial needs without having to leave their workplace.

➢We continued to help more of our business customers fulfil their growth aspirations by providing the finance they need. Our business term lending grew by 16% in 2003.

➢Royal Bank of Scotland and NatWest launched new business deposit accounts, Bonus Reserve in Royal Bank and Bonus Saver in NatWest. Both accounts are aimed at encouraging business customers to set aside funds as a provision for specific bills such as: tax, national insurance and VAT; to cope with seasonal cash flow fluctuations; or prepare for unexpected opportunities or difficulties.

➢Last year NatWest and Royal Bank of Scotland lent £500 million to small businesses based in the 5% most deprived postcodes in the UK. Our share of lending in these areas is nearly double the amount provided by our nearest competitor. According to a recent Bank of England study into access to finance for small firms in deprived areas, our lending represents almost half of the total £1.2 billion lending to this sector.

Retail Banking continued

Award winning products and record levels of customer satisfaction mean more consumers than ever are choosing to bank with us.

➢NatWest and Royal Bank of Scotland offer specialist advice to small business customers in a number of sectors including agriculture, healthcare, franchising and social enterprise. After a difficult two years in agriculture we were pleased to see strong growth in this sector with deposits increasing.

➢NatWest and Royal Bank of Scotland sponsored the DTI’s National Social Enterprise Award ‘Enterprising Solutions’ to help raise awareness about what social enterprises can achieve.

➢Recycle IT! This award winning social enterprise which provides computers to the long term unemployed and low income families, as well as voluntary organisations, schools, start-up’s and people with disabilities, benefited from specialist finance and support from our Community Development Banking Unit.

➢Almost all business areas within Retail have achieved the Investors in People standard, with the remaining areas working towards this recognition. This is testimony to the investment we have made in our people and enables us to prioritise their development to better serve our customers.

Awards

➢“Best Retail Bank in Europe”
Lafferty International Retail Banking Awards

Royal Bank of Scotland

➢“Best Current Account Provider”
Personal Finance Readership Awards

➢“Best 100% Mortgage Provider”
Money£acts

➢“Customer Service Leader of the Year” Anita Hunt, Regional Managing Director, East and North Scotland for The Royal Bank of Scotland
National Customer Service Awards

NatWest

➢“Best Bank for Mortgages” in 10 out of the last 14 years
Your Mortgage Magazine

➢“Best Banking and Financial Services Award” – natwest.com
British Interactive Media Awards

➢“Best Direct Mortgage Provider”, 4th win in five years
Your Money

➢“Highly Commended Current Account Mortgage Provider”
Mortgage Awards

➢Finalist “Best Online Advertising” – NatWest Student Online Campaign
Revolution Awards

Retail Direct

➢Profit contribution £873 million (2002 – £701 million)

➢Profit increase 25%

➢Total income up 15%

Retail Direct is responsible for the Group’s cards and non-branch based retail businesses. We continued to expand by organic growth and acquisition. During 2003 the total number of customer accounts grew by 12% or 1.7 million. Our income showed strong growth, up 15% to £1,835 million.

➢Average lending rose by 15% to £20.3 billion of which average mortgage lending was up 20% at £7.6 billion. Average customer deposits were up 5% to £4.4 billion.

Cards

➢Our cards business remains the second largest issuer in the UK and continued to grow customer numbers and balances in 2003.

➢The acquisition of the credit card and personal loans portfolios of Santander Direkt Bank in Germany added over 460,000 customer accounts and balances of around €350 million, bringing our total number of customer accounts in Continental Europe to over 2 million.

➢We are at the forefront of tackling fraud through the implementation of “Chip and PIN” technology giving our customers the security they expect and deserve when using their credit card. Despite the size of our operations, we have the lowest experience of fraud in the UK, and we intend to improve on this by issuing new, more secure cards to all our customers.

➢In December we launched our new direct brand 'MINT'. The brand stands out from its competitors by offering customers an exceptional combination of benefits.

➢The MC2 card, the new credit card with a curved edge, was launched in December. This innovative new style marked the first change to credit card shape in Europe since credit cards were first introduced 37 years ago.

➢Our business customers also benefited from innovation with the launch of a new product which combines the features of a corporate credit card and a purchasing card. It enables businesses to track expenditure by card holders on key elements of purchasing such as travel.

➢2003 was another record year for Streamline, our merchant acquiring business, which handled over 2 billion transactions during the year, retaining its position as No.1 in the UK market.

➢WorldPay, our internet merchant acquirer, occupies a significant position in the SME internet segment of the UK market.

Tesco Personal Finance

➢Tesco Personal Finance is the UK’s most successful supermarket bank. It now has over 4 million customer accounts, and over 1 million of these are motor insurance policies.

➢In Tesco Personal Finance average personal loans rose by 25% and average customer deposits by 16%.

➢More than 100 million transactions were carried out during 2003 from over 1,000 Tesco Personal Finance ATMs.

Retail Direct continued

As direct banking becomes a modern reality our culture of product innovation puts us in prime position to maximise exciting market potential.

➢Tesco Personal Finance confirmed its reputation for the development of innovative products and services, launching the first 'off the shelf' vehicle recovery insurance, Instant Breakdown Cover. This follows the success of Instant Travel Insurance, which scooped a prestigious award from the Institute of Financial Services for 'most innovative use of traditional channels'.

➢Tesco Personal Finance has extended its reach in international markets supporting the Tesco supermarket brand in Hungary through the supply of financial services products there.

Consumer finance

➢Direct Line Financial Services, which celebrated its tenth anniversary in 2003, offers a range of financial services products including loans, mortgages and savings.

➢Average lending in Direct Line Financial Services and Lombard Direct increased by 20%.

➢Comfort, our European consumer finance business operating in Germany, the Netherlands, Belgium, Austria and Luxembourg, has grown balances by 37%. It has signed up several major new retail distribution partners in each of its countries of operation, and has launched a direct loans business in Germany.

The One account

➢The One account continues to grow its share of the mortgage market through intermediary and direct channels. Customer numbers increased by 21%.

➢In 2003 we introduced an additional innovative flexible mortgage product to complement our market leading current account mortgage.

Awards

➢“Best Gold/Platinum Card Provider” – RBS Advanta
Money£acts Awards

➢“Best Direct Lender” – Direct Line Financial Services
Mortgage Magazine

➢“Best Direct Life Insurance Provider” –Tesco Personal Finance
Your Money Savings & Investments

➢“Best Current Account Mortgage Lender” –The One account
Your Mortgage Awards

➢“Best Current Account and Offset Mortgage Provider” – The One account
Money£acts Awards

➢“Loans Website of the Year” – Lombard Direct
find.co.uk

Manufacturing

➢Costs increased by 6% to £1,875 million (2002 – £1,762 million)

➢Staff costs £625 million

➢Other costs £1,250 million

Manufacturing provides the Group’s back office processing, technology and services. In 2003 we introduced a range of improvements which enhanced customer service, increased efficiency and helped the Group expand its business. Our costs increased by 6% to £1,875 million against a backdrop of double digit volume and income growth across the Group.

➢Our single technology platform is capable of processing around 16 billion instructions every second. The flexible system has capacity to cater for further organic growth and future acquisitions.

➢We improved service and reliability to our customers. Availability from our key systems was better than ever, available 99.90% of the time, and reaching an all time high of 99.99% in November.

➢We are continuing to invest in new technologies to simplify our processes and improve the customer experience. This includes an investment to convert customer letters to electronic images and remove a massive 40 million pieces of paper from our centres.

➢Through a programme of structured improvement initiatives, our staff will have saved and reinvested 600,000 working hours.

➢Within our call centres we answered over 70 million telephone calls. We now offer our customers more choice in how they contact us. They can choose to speak to their local branch, a customer service adviser or use our automated service.

➢We counted over £96.5 billion of cash and coins in our centres.

➢We processed almost 17 million CHAPS Sterling payments valued at £28 trillion.

➢The value of new loans opened through our network of lending centres in the UK during 2003 was up nearly 16%.

➢We run the largest ATM network in the UK. We dispensed over £31.5 billion in cash in 2003 and December was a record breaking month with over £3 billion leaving ATMs in the run up to Christmas.

➢We installed the 1,000th Tesco Personal Finance ATM.

➢We were one of the first banks in Britain to provide an ATM offering customers euros, at Bishopsgate in London.

➢Our aim is to provide our disabled customers with equal access to the Group’s services. Improvement work is already underway at around 600 locations across the NatWest and Royal Bank of Scotland branch networks, including installing automatic entry doors, audio induction loops and low level writing units.

Manufacturing continued

The ‘engine room’ of RBS, Manufacturing enables the Group to function 24 hours a day, 365 days a year.

➢Our reverse auction programme for procurement is the largest of any financial organisation in the world. It has allowed us to deliver significant cost savings while purchasing £1.2 billion of goods and services for the Group from paper clips to computers.

➢Construction of the Group’s world headquarters in Edinburgh continued ahead of schedule. It has an exemplary health & safety record.

➢With some of our businesses open around the clock for our customers, around 5,000 people have adopted flexible working patterns, including working part time, having term-time or compressed hours contracts and job sharing.

➢We are helping the fight against criminal activity. Last year, we were the first in the world to introduce coded DNA ‘smoke and dye’ packs, designed to deter bank robberies.

Awards

➢“Systems Integration Project of the Year”
Financial Services Technology magazine

➢Flagship Award for “Business Achievement –Excellence in IT Management”
British Computer Society (BCS) Professional Awards

➢“IT Excellence in Investment Banking” – Best Systems Integration Project
Financial News Award

➢Two million man-hours without reportable injury – Gogarburn HQ Project
Prestigious award from British Safety Council

➢Certificate of Excellence in the category of “Call Centre People Manager of the Year”
European Call Centre of the Year Awards

➢“Best Call Centre Recruitment Practice” –Southampton customer telephone centre
European Call Centre of the Year Awards

Wealth Management

➢Profit contribution £438 million (2002 – £454 million)

➢Profit decrease 4%

➢Total income down 3%

Wealth Management comprises the Group’s private and offshore banking businesses. We expanded in the UK and completed the acquisition of Bank von Ernst in Switzerland. Low interest rates and uncertain equity markets, contributed to a small decline in income of 3% to £879 million, but customer numbers increased.

➢Total investment assets under management continued to increase. In 2003 they rose by 33% to £27.3 billion.

➢With a global network of 50 offices, Coutts grew its client base by 29%.

➢Despite volatile markets, Coutts investment programmes have grown by 25% to £5.2 billion and continue to perform well against industry benchmarks. Coutts is also one of Europe’s largest fund of hedge fund managers, with more than £2.8 billion invested in its range of alternative investments.

➢Coutts consolidated its position as the UK’s leading private bank with significant investment in the regional office network. We increased the number of regional private bankers by 18% and opened a new office in Liverpool, bringing the number of regional offices in the UK to 16.

➢Coutts Asia has achieved rapid growth in profits and a 36% increase in assets under management.

➢Adam & Company completed ten years in the Group as well as ten years of unbroken profit growth. Client numbers grew by 9% in 2003.

➢The Offshore Banking Group is one of the leading players in the UK Offshore market and has offices in Jersey, Guernsey, Isle of Man and Gibraltar.

➢We were selected by British Airways as their preferred partner for the provision of banking services to their Executive Club members. The members can now enjoy the benefit of ‘NatWest Advantage International’, an innovative multi-currency transactional account, which fulfils their international banking requirements.

Awards

➢“Best Private Bank in the UK” – Coutts
Euromoney Magazine

➢“Best Private Bank in Western Europe” – Coutts for:
        High Net Worth individuals
        Super-affluent and wealthy artists
Euromoney Magazine

➢1st place over one year – for our Euro Currency Bond Programme on behalf of our clients
Standard & Poor’s 2003

➢1st place over five years – for our Dollar Bond Programme on behalf of our clients
Standard & Poor’s 2003

RBS Insurance

➢Profit contribution £468 million (2002 – £355 million)

➢Profit increase 32%

➢Total income up 52%

RBS Insurance was created on 1 September 2003 by bringing together the Direct Line Group and the newly acquired Churchill Insurance Group. Their combined strength makes RBS Insurance the second largest general insurer, the number one motor insurer and the number two home insurer in the UK. Our total income was up by 52% to £3,245 million.

➢Direct Line and Churchill are two of the best known general insurance brands in the UK and provide general insurance and motor breakdown services to the customer direct, by telephone and the internet, or through independent brokers.

➢Motor insurance policies in-force in the UK increased by over 3.4 million.

➢Home insurance policies in-force grew by almost 3.6 million.

➢Travel insurance policies in the UK increased by 103,000.

➢Pet insurance policies in the UK increased by 78,000.

➢Direct Line sells and services eight separate products under the Direct Line, Privilege and Green Flag brands. It has over 6 million in-force policies.

➢Churchill sells and services four separate products under the Churchill brand and has over 1.4 million in-force policies.

➢UKI Partnerships is a leading wholesale provider of insurance and motoring related services and provides insurance for, amongst others, Tesco Personal Finance and seven out of the top ten motor manufacturers.

➢Sales of motor insurance through Tesco Personal Finance have topped one million policies.

➢Our International Division sells insurance in Spain, Germany, Italy and Japan. We maintained our position as the largest direct private motor insurer in Spain and Italy. Internationally we now have over 1.5 million policies in-force.

➢Through NIG we sell personal and commercial insurance products through a network of 5,000 independent brokers. Devitt is our specialist broker for motor cycles. Inter provides travel insurance and claims administration for several well-known retail brands.

RBS Insurance continued

RBS is the strength behind some of the UK’s biggest and best-known insurance brands, offering customers more choice and better products.

➢Green Flag Motoring Assistance responds to over 1.1 million breakdown incidents each year.

➢More than 60,000 vehicles were repaired in our Accident Repair Centres during 2003.

➢Our customers like to choose the way in which they contact us and our internet motor quotes increased by 50% in 2003 making us the leading online provider of motor insurance.

➢NIG launched Insurancexpert.co.uk – a website designed to offer customers general information and advice on personal and commercial insurance as well as help in finding a broker.

Awards

➢“Best Direct Motor Insurance Provider” and “Best Internet Motor Insurance Provider” – Churchill
Your Money Direct

➢“Best Internet Travel Insurance Provider” – Direct Line
Your Money Direct

➢“Best Household Insurer” – Direct Line
Mortgage Magazine 2003

➢“First prize for Motor Insurance” for second year running – Direct Line
Personal Finance Magazine

➢“Best Companies To Work For” – Churchill
Sunday Times

➢“Best Product in the Services Category” – Dealercover
Motorcycle News Dealer Awards – Devitt

➢“Best Claims and Assistance Handler” – Inter
International Travel Insurance Conference

Ulster Bank

➢Profit contribution £273 million (2002 – £244 million)

➢Profit increase 12%

➢Total income up 12%

Ulster Bank is the largest bank in Northern Ireland. The acquisition of First Active plc by Ulster Bank was announced in October 2003 and completed in January 2004 and greatly strengthens our position in the Republic of Ireland, particularly in mortgages. Our total income increased by 12% to £581 million.

➢Average loans to customers grew by 26% and customer deposits increased by 13%.

➢We now have 1.4 million personal and business customers, 265 branches and employ 5,100 staff.

➢The enlarged Ulster Bank Group is the third largest clearing bank and second largest mortgage provider in the Republic of Ireland.

➢We continued our success in the residential mortgage market. Advances were 43% up on 2002.

➢Our Base Rate Tracker Mortgage gave customers one of the most competitive and innovative products in the Republic of Ireland, where mortgage advances grew by 58%. Continued growth in Northern Ireland led to an increase in mortgage advances of 20%.

➢More than 45,000 credit cards were issued in 2003, in part due to the introduction of our market-leading ‘Zinc’ credit card and innovative € 40 loyalty incentive within the Republic of Ireland.

➢A partnership entered into with EasyCash will see an expansion of our ATM network in the Republic of Ireland from 200 to over 600.

➢Ulster Bank made successful introductions to the RBS private placement team, for the Kerry Group ($650m), Bord Gais Eireann ($250m) and ESB International Spanish Power Project –Amorebiata (€685m).

➢With a significant proportion of US investment in Europe going to Ireland this is an important area of financing for Ulster Bank. During the year we achieved notable success by winning the majority of all new Government sponsored inward investment.

➢The inward investment team won a total of 149 new business accounts in 2003. These included biotechnology companies like Genzyme in partnership with Citizens, Affiliated Computer Services in partnership with RBS in Dallas and Lidl, the German supermarket group.

Awards

Ulster Bank

➢“Best Credit Card”
Irish Independent – Your Money Honours List

➢“Best Tracker Mortgage”
Irish Independent – Your Money Honours List

First Active

➢“Most Innovative Product” – Current Account Mortgage
Irish Independent – Your Money Honours List

Citizens

➢Profit contribution £857 million (2002 – £766 million)

➢Profit increase 22% to US$1,401 million

➢Total income up 16% to US$2,984 million

Citizens now ranks as the 13th largest commercial banking organisation in the US by deposits. Last year was the 11th consecutive year of record profits, fuelled by organic growth and a further three bank acquisitions. Our total income grew by 16% to $2,984 million.

➢Loans increased by $12.1 billion or 39% and deposits grew $11.7 billion or 23%.

➢We are now the No. 2 commercial banking organisation in New England and No.3 in Pennsylvania, based on deposit share.

➢In 2003, we increased our personal customer base by 376,000 (18%) and our business customers by 36,000 (18%) due to growth through both traditional and supermarket branches and our three bank acquisitions.

➢Citizens Bank announced a further three bank acquisitions in 2003, Port Financial Corporation and Community Bancorp Inc. both in Massachusetts and Roxborough Manayunk Bank in Pennsylvania.

➢We made a record 379,000 consumer loans and lines of credit totalling $20.4 billion during the year.

➢We continued to grow our supermarket banking programme in the Mid Atlantic region, adding 26 branches, an increase of 34%.

➢We expanded our successful in-store supermarket banking franchise into a large part of the affluent Cape Cod area.

➢During 2003, the number of Citizens' on-line banking customers and on-line banking transactions both grew by more than 70%.

➢We brought seven-day banking to our entire four-county Greater Philadelphia retail region.

➢Citizens received the highest rating, “outstanding,” this year in each of its state bank Community Reinvestment Act reviews in New England. The Delaware and Pennsylvania banks are being evaluated for the first time in 2004.

➢We were named the No.1 Small Business Administration (SBA) lender in both the Mid Atlantic and New England regions for the second consecutive year, making 5,800 SBA-backed loans totalling more than $167 million.

➢The US Small Business Administration honoured four Citizens executives in 2003 for their efforts on behalf of small business entrepreneurs throughout our franchise.

Citizens continued

Strategic acquisitions, organic growth and innovations in customer service have taken Citizens to top 20 rankings among US banks.

➢Our new Neighbourhood Investment Programmes in Philadelphia and Pittsburgh channelled more than $61 million for neighbourhood improvement initiatives through grants, loans and investments.

➢Citizens’ Community Champions programme flourished during its first full year in 2003. Each quarter, the Group’s resources are offered to help a non-profit agency in each state fulfil its mission and raise its public awareness. It underscores our belief that strong communities and strong companies go hand in hand.

➢During 2003, nine more Citizens colleagues went into the community on paid leave of absence to work with agencies and people in need. Thirty five employees have used their skills on the Community Service Sabbatical Program over the past 10 years and the programme continues to expand as our company grows.

➢An award-winning Home Buyers Assistance Program has helped more than 700 employees achieve their dream of home ownership since September 2002. It offers five-year loans of $5,000 or $8,000 towards the down payment on a mortgage.

➢Citizens’ asset quality is ranked among the top 20 commercial bank holding companies in the US.

Awards

➢“Export Lender Award”
US Small Business Administration for Export Express loan programmes

➢Citizens Bank New In-branch Customer Experience has won two awards
Chain Store Age magazine's "Retail Store of the Year"
Visual Merchandising and Store Design

➢“Corporate Partner of the Year”
American Red Cross of Rhode Island

➢“Top Ten Family Friendly Companies”
New Hampshire Magazine

Corporate responsibility

To deliver superior sustainable value we run our business with integrity, openness and clearly defined business principles.

Corporate responsibility

We spent £40.1 million (2002 – £33.7 million) making a difference in our local communities.

We have built our business on the principles of honesty, openness and integrity and they are the foundations of our Corporate Responsibility strategy. Last year the Group made significant progress in governance and management of this increasingly important area and will continue to give it a high priority.

Governance and reporting

The Group Chief Executive is the designated Board member for Corporate Responsibility and reports twice yearly to the Board and the Group Executive Management Committee. In 2003 the Board ratified our Corporate Responsibility Policy, which embraces the principles of the Association of British Insurers. Our Corporate Responsibility team, is responsible for ensuring that this policy becomes an integral part of the day to day management of our business.

We recognise the importance of reporting fully on Corporate Responsibility matters, and our 2003 report provides a more detailed analysis of the past year for each of our key stakeholders – our customers, people, shareholders, suppliers and the communities in which we operate. We also report on matters of Corporate Governance, our position in key indices and what we do to manage the direct and indirect environmental impact of our activities.

Economic impact

The economic impact of the Group’s activities goes beyond our financial performance. In 2003 our total income was £19.2 billion. The table below shows the way in which this was distributed amongst our key stakeholders including shareholders, staff, suppliers and Governments in the form of taxes. This brings significant benefits to the communities and the economies in which we operate.

International indices and guidelines

We have continued to participate in the most well established Corporate Responsibility indices. We have once again met the socially responsible investment criteria required for inclusion in the FTSE4Good Index, and been selected as an index component for the Dow Jones Sustainability World Index and the Dow Jones STOXX Sustainability Index. Our Dow Jones overall score was 58% in 2003, 10% above the financial services industry average. We improved our rating by 9% in Business in the Community’s annual Business in the Environment survey, and have participated in the Business in the Community Corporate Responsibility Index.

The Group has signed up to the UN Global Compact and was one of the first banks to adopt the Equator Principles in June 2003. We have continued to be active members of the FORGE Group, which is currently focusing on developing guidance for Corporate Responsibility reporting within the financial services sector.

Our people

We recognise that our success depends on the abilities of our people, how we reward them and the way in which we train and develop them. To attract and retain the highest calibre of staff, our overall reward package is among the best in the financial services sector, with a combination of remuneration, a final salary pension scheme, a selection of benefits, access to profit share and sharesave schemes for most of our staff.

In 2003 the Group awarded staff a 10% profit share bonus in recognition of their contribution to our success. Nearly £190 million was shared between 105,000 of our people. Non-financial benefits are equally important, such as flexible working arrangements to suit our employees’ personal circumstances.

Corporate responsibility continued

Our community programme is one of the largest in Europe and in 2003 the Group invested £40.1 million in the communities it serves.

We have an extensive suite of policies – covering issues such as diversity, work-life balance and whistleblowing. Our recently revised Code of Conduct sets exacting standards of behaviour.

Our annual employee opinion survey, carried out by International Survey Research (ISR) has repeatedly reported a strong performance by the Group compared to the UK financial services sector and a group of the world’s top performing companies. As a result of this consistently high standard, we have now been included in the ISR Global High Performing Norm.

Environment

RBS continues to actively manage the impact on the environment of its own operations with demanding targets for reducing emissions, increasing the amount of energy we use from renewable sources and reducing travel and waste. We report extensively on this in our Corporate Responsibility Report.

Suppliers

We place increasing importance on ensuring that we work with suppliers committed to the same high standards of environmental and corporate responsibility (CR) as ourselves. Our key supplier management programme embraces an increasing range of CR issues including equal opportunities, social accountability, health, safety and environment.

Community investment

The Group’s community investment programme is one of the largest in Europe. Last year we contributed £40.1 million into the communities in which we operate.*

The programme is clearly focused on social inclusion and education. In long-term partnerships with charities and government we are working in areas of financial education, inclusion, money advice, widening access to higher education and helping excluded young people realise their potential.

We measure our community impact by the difference we make to people’s lives.

In 2003 in the UK:

➢We helped Fairbridge and The Prince’s Trust improve the prospects of over 40,000 of the UK’s hardest to reach young people.

➢We worked with the Inner City 100 to demonstrate the role that enterprise can play in revitalising inner city economies.

➢We helped 135,000 pupils from our most deprived communities to consider going on to higher education and Face 2 Face With Finance passed the milestone of helping 300,000 pupils to learn about managing their money.

➢We are the largest corporate supporter of the money advice sector. Our current partnership will see an investment of £1.8 million in the quality of face to face money advice given through organisations such as Citizens Advice Bureau.

Staff giving

At a community level, we believe our staff are better placed than we are to identify the needs of the community in which they live and work:

➢For each £1 a member of staff donates to a charity or community project, we will donate £2 and we are the only UK based organisation which double matches Give As You Earn on this basis.

➢We also provide Community Cashback Awards of between £100 and £1,000 to the good causes which our staff are involved in as volunteers or as fundraisers.

➢In total £8.5 million was generated for over 6,000 good causes through our staff giving and double matching programme.

Awards

➢“Volunteer of the Year”
The National Association for the Advancement of Coloured People for Citizens

➢“Can do Award”
Goodwill Industries for Citizens

➢“Most Innovative Working Practice”
Institute of Financial Services for RBS Workout programme

➢The Giving Campaign recognised the achievement of our Give As You Earn scheme
Pay Magazine’s Payroll Giving Award for 2003

* Some examples of our community programme in the US have been included in the Citizens section of this report (pages 40 to 43).

Make it happen

Directors’ report and summary financial statement

Contents

Board of directors and secretary	52

Remuneration report	54

Financial results	58

Shareholder information	62

Important addresses	64

Board of directors and secretary

Chairman
Sir George Mathewson (age 63)
CBE, DUniv, LLD, FRSE, FCIBS
C (Chairman), N (Chairman)

Appointed to the Board in September 1987 and as Chairman in April 2001, Sir George has a wide background in finance, technology and management and spent some of his career in the United States. He became Group Chief Executive in January 1992 and in March 2000, he was appointed Executive Deputy Chairman. He is president of the British Bankers’ Association and a director of Santander Central Hispano, S.A., The Scottish Investment Trust PLC and the Institute of International Finance, Inc. He was chief executive of the Scottish Development Agency from 1981 to 1987.

Vice-chairmen
Sir Iain Vallance (age 60)
FCIBS
C

Appointed to the Board in January 1993 and as Vice-Chairman in March 1994, Sir Iain is an experienced businessman who is currently chairman of the European Service Forum and a director of the supervisory board of Siemens AG. He is also a member of the European Advisory Council of the Rothschild Group and the European Advisory Committee of the NYSE. He has also held a range of other positions including president of the CBI, chairman of British Telecommunications Plc and deputy chairman of the Financial Reporting Council. He was also a member of the board of directors of the Mobil Corporation.

Sir Angus Grossart (age 66)
CBE, DBA, LLD, FRSE, DL, FCIBS
C

Appointed to the Board in September 1985 and as Vice-Chairman in April 1996, Sir Angus is an advocate and chartered accountant with a career in merchant banking. He is chairman of Noble Grossart Limited, Scottish Daily Record and Sunday Mail Limited and Edinburgh US Tracker Trust plc. His directorships of public companies include Scottish and Newcastle Plc and Trinity Mirror Plc. He is a trustee of the National Heritage Memorial Fund and a former chairman of the trustees of the National Galleries of Scotland. He has also served on the boards of a wide range of other companies in the UK, the USA and Canada.

Executive directors
Fred Goodwin (age 45)
DUniv, FCIBS, FCIB
Group Chief Executive
C

Appointed to the Board in August 1998, Mr Goodwin is a chartered accountant. He was formerly chief executive and director, Clydesdale Bank PLC and Yorkshire Bank PLC. He is chairman of The Prince’s Trust and a former president of the Chartered Institute of Bankers in Scotland.

Lawrence Fish (age 59)
Chairman, President and Chief Executive Officer of
Citizens Financial Group, Inc.

Appointed to the Board in January 1993, Mr Fish is an American national. He is a career banker and a director of Textron Inc. and the Federal Reserve Bank of Boston. He is also a director of the Financial Services Roundtable, a trustee of The Brookings Institution and a director of numerous community organisations in the USA.

Norman McLuskie (age 59)
FCIBS
Chairman, Retail Direct

Appointed to the Board in June 1992, Mr McLuskie is a chartered accountant. He is also chairman of MasterCard Europe SPRL and a member of the board of MasterCard International Inc. He was formerly chief executive, Retail Direct.

Gordon Pell (age 53)
FCIBS, FCIB
Chairman, Retail Banking and Wealth Management

Appointed to the Board in March 2000, Mr Pell was formerly group director of Lloyds TSB UK Retail Banking before joining National Westminster Bank Plc as a director in February 2000 and then becoming chief executive, Retail Banking. He is currently also a director of Race for Opportunity and Southampton University Development Trust.

Fred Watt (age 43)
FCIBS
C
Group Finance Director

Appointed to the Board in September 2000, Mr Watt is a chartered accountant. He was formerly finance director of Wassall plc.

Non-executive directors
Emilio Botin (age 69)

Appointed to the Board in February 1989, Mr Botin is a Spanish national. He is chairman of Santander Central Hispano, S.A. and several Santander Central Hispano Group subsidiaries and a director of a number of Spanish companies including BANKINTER S.A. Mr Botin is chairman of Universia.net, an internet venture between Santander Central Hispano and 650 universities in Spain, Portugal and the main countries in Latin America. He is also a director of Shinsei Bank Limited, a Japanese bank.

Colin Buchan* (age 49)
A (Acting Chairman), R

Appointed to the Board in June 2002, Mr Buchan was educated in South Africa and spent the early part of his career in South Africa and the Far East. He has considerable international investment banking experience, as well as experience in very large risk management in the equities business. He was formerly a member of the group management board of UBS AG and head of equities of UBS Warburg. He is a director of Merrill Lynch World Mining Trust Plc, Merrill Lynch Gold Limited, Royal Scottish National Orchestra Society Limited, Standard Life Investments Limited, UBS Securities Canada Inc. and World Mining Investment Company Limited.

Jim Currie* (age 62)
D.Litt
R

Appointed to the Board in November 2001, Dr Currie is a highly experienced senior international civil servant who spent many years working in Brussels and Washington. He was formerly director general at the European Commission with responsibility for the EU’s environmental policy and director general for Customs and Excise and Indirect Taxation. He is also a director of British Nuclear Fuels PLC, an international adviser to Eversheds and a consultant to Butera & Andrews UK Limited.

Juan Inciarte (age 51)

Appointed to the Board in February 1998, Mr Inciarte is a Spanish national. He is a general manager of Santander Central Hispano Group in charge of Europe and consumer finance. He is a director of several Santander Central Hispano Group subsidiaries and a number of Spanish and European companies including CC-Bank AG. He was a director of First Wachovia and San Paolo – IMI S.P.A.

Eileen Mackay* (age 60)
CB, FCIBS
A, R

Appointed to the Board in May 1996, Miss Mackay is a former senior UK civil servant who held posts in Scotland, HM Treasury and the Cabinet Office and was principal finance officer at The Scottish Office. She is a director of Edinburgh Investment Trust plc, Scottish Financial Enterprise and the British Library. She is also chairman of the trustees of the David Hume Institute and a trustee of the Carnegie Trust for the Universities of Scotland.

Iain Robertson (age 58)
CBE, FCIBS
Chairman, Corporate Banking and Financial Markets

Appointed to the Board in January 1993, Mr Robertson is a chartered accountant. He is chairman of British Empire Securities and General Trust plc.

Sir Steve Robson* (age 60)
A

Appointed to the Board in July 2001, Sir Steve is a former senior UK civil servant, with responsibility for a wide variety of Treasury matters. His early career included the post of Private Secretary to the Chancellor of the Exchequer and secondment to ICFC, (now 3i). He was also a Second Permanent Secretary of HM Treasury, where he was managing director of the Finance and Regulation Directorate. He is a non-executive director of Cazenove Group Plc, Xstrata Plc and Partnerships UK plc.

Bob Scott* (age 62)
CBE
C, N, R (Chairman)

Appointed to the Board in January 2001, Mr Scott is an Australian national. He is the senior independent director. Mr Scott has many years experience in the international insurance business and played a leading role in the consolidation of the UK insurance industry. He is a former group chief executive of CGNU plc and chairman of the board of the Association of British Insurers. He is chairman of Yell Group plc, a non-executive director of Swiss Reinsurance Company (Zurich), Jardine Lloyd Thompson Group plc and Focus Wickes Group Limited, and a trustee of the Crimestoppers Trust.

Peter Sutherland* (age 57)
KCMG
N

Appointed to the Board in January 2001, Mr Sutherland is an Irish national. He is a former attorney general of Ireland and from 1985 to 1989 was the European commissioner responsible for competition policy. He is chairman of BP Plc and Goldman Sachs International and a director of Investor AB and Telefonaktiebolaget LM Ericsson. He was formerly chairman of Allied Irish Bank and a director general of GATT and the World Trade Organisation.

Group Secretary and General Counsel
Miller McLean (age 54)
FCIBS
C

Mr McLean was appointed group secretary in August 1994. He is a trustee of the Industry and Parliament Trust, a non-executive chairman of The Whitehall and Industry Group and a director of The Scottish Parliament and Business Exchange. He is a former vice-chairman of Banco Santander, Portugal S.A.

A	member of the Audit Committee

C	member of the Chairman’s Advisory Group

N	member of the Nominations Committee

R	member of the Remuneration Committee

*	independent non-executive director

Remuneration report

Remuneration policy

The executive remuneration policy is reviewed by the Remuneration Committee and is set out below. There have been no material changes to the policy which was approved by shareholders at the company’s annual general meeting in 2003.

The objective of the policy is to provide remuneration that will attract, motivate and retain high calibre executives. The policy has the following core principles:

  Rewards set at competitive levels taking each executive director’s remuneration as a whole.

  Total potential rewards will be earned through achievement of demanding performance targets.

  An appropriate balance between fixed and performance related rewards. Performance related elements will comprise the major part of executive remuneration packages.

  Incentive plans and performance measurement will be appropriate through the business cycle.

  Remuneration arrangements designed to support the company’s business strategy, to promote appropriate teamwork and to conform to best practice standards.

The non-executive directors’ fees are reviewed annually by the Board, on the recommendation of the Chairman. Non-executive directors do not participate in any incentive or performance plan.

UK based directors
Salaries are reviewed annually taking into account packages received by executives of comparable companies. UK-based executive directors are eligible to participate in The Royal Bank of Scotland Group Pension Fund which is a non-contributory defined benefit fund which provides pensions and other benefits within Inland Revenue limits. Certain directors receive additional pension and life assurance benefits in excess of Inland Revenue limits.

Executive directors are eligible to receive a choice of various employee benefits or a cash equivalent, on a similar basis as other employees. In addition, executive directors are eligible to participate in Sharesave, Buy As You Earn and the Group’s profit sharing scheme, which currently pays up to 10 per cent of salaries, depending on the Group’s performance. These schemes are not subject to performance conditions since they are operated on an all-employee basis. Executive directors also receive death in service benefits.

Short-term annual incentives
This typically focuses from year to year on the delivery of a combination of appropriate Group and individual, financial and operational targets approved by the Remuneration Committee. Individual UK-based executives normally have a maximum annual bonus potential of 100 per cent of salary (150 per cent in the case of the Group Chief Executive), although for exceptional performance, as measured by the achievement of significant objectives, bonuses of up to 200 per cent of salary may be awarded.

Long-term incentives
The company provides long-term incentives in the form of share options and share or share equivalent awards. Their objective is to encourage the creation of value over the long-term and to align the rewards of the executive directors with the returns to shareholders.

Medium-term performance plan
Each executive director is eligible for an annual award under the plan in the form of share or share equivalent awards, within the overall limit of one and a half times earnings. The awards made in 2003 were up to one and a half times salary. The plan which was approved by shareholders in April 2001 is highly geared to the company’s relative performance. All awards under the plan are subject to three-year performance targets, based on a combination of earnings per share and total shareholder return.

Options
The executive share option scheme was approved by shareholders in January 1999. Each executive director is eligible for an annual grant of an option, typically equal to 1.25 times salary over shares at the market value at date of grant. All executives options are subject to a performance target based on earnings per share. Although no previous awards of options have required retesting of the relevant performance condition, for awards made in 2004 and in future, there will be no retesting of the performance condition. The condition is reviewed annually. No previous awards have been retested.

US based director – Mr Lawrence Fish
Fixed elements
Salary
Mr Fish’s salary is reviewed annually as part of total remuneration, having regard to levels of remuneration paid to executives of comparable US companies and Mr Fish’s performance.

Benefits
Mr Fish accrues pension benefits under a number of arrangements in the US. In addition, Mr Fish is entitled to receive other benefits on a similar basis to other employees.

Short-term annual incentives
Mr Fish’s short term performance rewards take the form of an annual incentive plan which rewards the achievement of Group, business unit and individual financial and non-financial targets. In line with US market practice, the maximum annual bonus potential is normally 200 per cent of salary, although additional amounts up to a maximum of an additional 200 per cent of salary may be awarded at the discretion of the Board for exceptional performance as measured by the achievements of significant objectives.

Long-term incentives
Mr Fish currently participates in two long term incentive plans established for executives of Citizens and may be eligible to participate in the company’s long-term incentive plans. The Remuneration Committee believes that it is appropriate to include, as part of Mr Fish’s total remuneration package, an element of reward that is based on the value created in Citizens. It is also necessary to ensure that his total remuneration package is competitive for the US market.

Citizens Long Term Incentive Plan
Mr Fish is eligible for an annual award under the Citizens Long Term Incentive Plan, a cash compensation plan designed to reward participants for achieving long-term financial results. Awards are subject to three year performance targets based on a pre-tax income target for Citizens.

Citizens Phantom 2000 Plan
Mr Fish has received two annual grants of awards under the Phantom 2000 Plan and, in line with the grant schedule put in place when the plan was approved by shareholders in 2000, no further awards will be made to him.

Service contracts
The company’s policy in relation to the duration of contracts with directors is that executive directors’ contracts generally continue until termination by either party, subject to the required notice, or until retirement date. The notice period under the service contracts of executive directors will not normally exceed 12 months. If it is necessary to provide a longer notice period when recruiting an individual, the contract will revert to 12 months in due course, as agreed on a case by case basis. Non-executive directors do not have service contracts and must retire by rotation and seek re-election by shareholders every three years.

All new service contracts for executive directors will be subject to approval by the Remuneration Committee. It will be the norm to include in those contracts standard clauses covering the performance review process, the company’s normal disciplinary procedure, and terms for dismissal in the event of failure to perform or in situations involving actions in breach of the Group’s policies.

Performance graph
The undernoted performance graph illustrates the performance of the company over the past five years in terms of total shareholder return compared with that of the companies comprising the FTSE 100 index. This index has been selected because it represents a cross-section of leading UK companies. The total shareholder return for the company and the FTSE 100 have been rebased to 0 for 1998.

Total shareholder return

Throughout the period, the Group has applied the Principles of Good Governance relating to directors’ remuneration as set out in the Combined Code. The full Remuneration Report is contained in the company’s 2003 Report and Accounts. The remuneration of each director for the year ended 31 December 2003 is summarised in the tables below.

Directors’ remuneration

	Salary/ fees £000	Performance bonus* £000	Benefits £000	2003 Total £000	2002 Total £000

Chairman
Sir George Mathewson	497	—	41	538	468

Executive directors
Fred Goodwin	898	990	28	1,916	2,580
Lawrence Fish	612	1,223	24	1,859	3,352
Norman McLuskie	498	539	11	1,048	1,375
Gordon Pell	626	676	5	1,307	1,725
Iain Robertson† (until 25 June 2003)	159	—	8	167	1,353
Fred Watt	531	578	1	1,110	1,433

* includes 10% profit sharing

Basic salary is the only component of the remuneration package which is pensionable.

Non-executive directors	Board fees £000	Board committee fees £000	2003 Total £000	2002 Total £000

Vice-chairmen
Sir Iain Vallance	100	—	100	100
Sir Angus Grossart	100	—	100	100

Emilio Botin	44	—	44	44
Colin Buchan	44	12	56	28
Jim Currie	44	10	54	52
Juan Inciarte	44	—	44	44
Eileen Mackay	44	20	64	63
Iain Robertson† (from 25 June 2003)	50	—	50	—
Sir Steve Robson	44	10	54	54
Bob Scott	44	23	67	67
Peter Sutherland	44	—	44	44
Bill Wilson	44	38	82	82

†	From 25 June 2003, Mr Robertson has carried out his role as Chairman, Corporate Banking and Financial Markets and as a director in a non-executive capacity. He also provides general advice on business issues to the Board and Board Committees as appropriate, including attendance as required at the Group Audit Committee and the Advances Committee. For these services Mr Robertson receives a fee of £100,000 per annum.

No director received any expense allowances chargeable to UK income tax or compensation for loss of office/termination payment. The non-executive directors did not receive any bonus payments or benefits.

Medium Term Performance Plan

		Awards granted in 2003			Awards vested in 2003

Scheme interests (share equivalents) at 1 January 2003		Scheme interests (share equivalents) awarded	Market price on award	End of the period for qualifying conditions to be fulfilled	No of interests vested*	Market price on vesting	Value of interests vested	Interests at 31 December 2003
			£			£	£

Fred Goodwin	68,807		16.35	31.12.03	93,040	16.46	1,531,438	93,040
	44,378		18.59	31.12.04				44,378
		78,398	17.22	31.12.05				78,398

	113,185							215,816

Norman McLuskie	36,697		16.35	31.12.03	49,621	16.46	816,762	49,621
	23,399		18.59	31.12.04				23,399
		28,456	17.22	31.12.05				28,456

	60,096							101,476

Gordon Pell	45,871		16.35	31.12.03	62,026	16.46	1,020,948	62,026
	29,585		18.59	31.12.04				29,585
		35,715	17.22	31.12.05				35,715

	75,456							127,326

Iain Robertson	57,339		16.35	31.12.03	77,533	16.46	1,276,193	77,533

Fred Watt	36,697		16.35	31.12.03	49,621	16.46	816,762	49,621
	24,744		18.59	31.12.04				24,744
		30,488	17.22	31.12.05				30,488

	61,441							104,853

*	Awards were granted on 17 June 2001 and vested at 135.22% at the end of the performance period on 31 December 2003. No variation was made to any of the terms of the plan during the year. The performance measures are detailed on page 54.

Phantom 2000 Plan

		Awards granted during year

	Phantom 2000 units at 1 January 2003	Units awarded during year	Market price on award	End of the period for qualifying conditions to be fulfilled	Benefits received during the year	Phantom 2000 units at 31 December 2003

Lawrence Fish	1,000,000			01.01.04		1,000,000
	1,000,000			01.01.05		1,000,000

	2,000,000					2,000,000

No variation was made to any of the terms of the plan during the year. The performance measures are detailed on page 55.

Citizens Long Term Incentive Plan

	Interests at 1 January 2003	Awards granted during year	Benefits received during the year	Interests at 31 December 2003

Lawrence Fish	LTIP* awards for the	LTIP award for the	LTIP award for the	LTIP* awards for the
	3 year periods:	3 year period:	3 year period:	3 year periods:
	01.01.00 – 31.12.02	01.01.03 – 31.12.05	01.01.00 – 31.12.02	01.01.01 – 31.12.03
	01.01.01 – 31.12.03		was $970,885	01.01.02 – 31.12.04
	01.01.02 – 31.12.04			01.01.03 – 31.12.05

*	Under the cash LTIP, target payment is 60% of average salary over the 3 year period, maximum payment is 105% of average salary. No variation was made to any of the terms of the plan during the year. The performance measures are detailed on page 55.

Financial results

Summary financial statement

Important note

This summary financial statement is a summary of information in the 2003 Report and Accounts. It does not contain sufficient information to allow for a full understanding of the results of the Group and the state of affairs of the company or of the Group. For further information, the 2003 Report and Accounts, the auditors’ report on those accounts and the report of the directors should be consulted. A copy of the 2003 Report and Accounts may be obtained, free of charge, from the company’s registrar at the address shown on page 64. All shareholders receive the Annual Review and Summary Financial Statement. Shareholders who also wish to receive the Report and Accounts should complete (if they have not done so previously) the request card which accompanies this document and return it to the company’s registrar.

The profit and loss account set out below shows goodwill amortisation and integration costs separately. In the statutory profit and loss account on page 60, these items are included in operating expenses.

Summary consolidated profit and loss account
for the year ended 31 December 2003

	2003 £m	2002 £m

Net interest income	8,301	7,849

Non-interest income (excluding general insurance)	7,867	7,072
General insurance net premium income	3,061	1,894

Non-interest income	10,928	8,966

Total income	19,229	16,815
Operating expenses	8,389	7,669

Profit before other operating charges	10,840	9,146
General insurance net claims	2,195	1,350

Operating profit before provisions	8,645	7,796
Provisions	1,494	1,345

Profit before tax, goodwill amortisation and integration costs	7,151	6,451
Goodwill amortisation	763	731
Integration costs*	229	957

Profit before tax	6,159	4,763
Tax	1,910	1,556

Profit after tax	4,249	3,207
Minority interests (including non-equity)	210	133
Preference dividends	261	305

	3,778	2,769
Additional Value Shares dividend	1,463	798

Profit attributable to ordinary shareholders	2,315	1,971
Ordinary dividends	1,490	1,267

Retained profit	825	704

Basic earnings per ordinary share	79.0p	68.4p

Adjusted earnings per ordinary share	159.3p	144.1p

*	Integration costs comprise expenditure incurred in respect of cost reduction and revenue enhancement targets set in connection with the acquisition of NatWest, costs of integrating the regional retail and commercial banking operations acquired from Mellon Financial Corporation in December 2001 together with expenditure incurred on the related cost reduction and revenue enhancement targets, and the cost of integrating the various acquisitions made by the Group in 2003 in the UK, US and Europe.

Corporate governance

The company is committed to high standards of corporate governance, business integrity and professionalism in all its activities and in 2003 complied with the Combined Code on Corporate Governance issued by the London Stock Exchange in 1998. In addition, the company currently complies in all material respects with the revised Code issued by the Financial Reporting Council in July 2003.

The Group has implemented all changes necessary to comply with the provisions of the US Sarbanes-Oxley Act of 2002 applicable to it. A full explanation of how these principles are applied is contained in the corporate governance and remuneration reports in the Group’s 2003 Report and Accounts.

Summary directors’ report

Activities and business review
A review of the activities and business of the Group for the year ended 31 December 2003, of recent events and of likely future developments is contained on pages 2 to 49.

Directors
Photographs and biographical details of the directors are shown on pages 52 and 53 .

Report of the auditors
The auditors’ report on the full accounts for the year ended 31 December 2003 was unqualified and did not include a statement under sections 237(2) (inadequate accounting records or returns or accounts not agreeing with records and returns) or 237(3) (failure to obtain necessary information and explanations) of the Companies Act 1985.

Independent auditors’ statement
to the members of The Royal Bank of Scotland Group plc

We have examined the summary financial statement which comprises the summary directors’ report, the summary consolidated profit and loss account and balance sheet and the remuneration report.

This report is made solely to the company’s members, as a body, in accordance with section 251 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the company’s members those matters we are required to state to them in an auditors’ report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company’s members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors
The directors are responsible for preparing the Annual Review and Summary Financial Statement in accordance with United Kingdom law. Our responsibility is to report to you our opinion on the consistency of the summary financial statement with the full annual accounts, the directors’ report and the remuneration report, and its compliance with the relevant requirements of section 251 of the Companies Act 1985 and the regulations made thereunder. We also read the other information contained in the Annual Review and Summary Financial Statement and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the summary financial statement.

Basis of opinion
We conducted our work in accordance with Bulletin 1999/6 ‘The auditors’ statement on the summary financial statement’ issued by the United Kingdom Auditing Practices Board.

Opinion
In our opinion, the summary financial statement is consistent with the full annual accounts, the directors’ report and the remuneration report of The Royal Bank of Scotland Group plc for the year ended 31 December 2003 and complies with the applicable requirements of section 251 of the Companies Act 1985 and the regulations made thereunder.

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
Edinburgh
18 February 2004

Summary consolidated profit and loss account – statutory basis for the year ended 31 December 2003

	2003 £m	2002 £m

Net interest income	8,301	7,849

Non-interest income (excluding general insurance)	7,867	7,072
General insurance net premium income	3,061	1,894

Non-interest income	10,928	8,966

Total income	19,229	16,815

Administrative expenses	7,699	7,731
Depreciation and amortisation
– tangible fixed assets	919	895
– goodwill	763	731

Operating expenses*	9,381	9,357

Profit before other operating charges	9,848	7,458
General insurance net claims	2,195	1,350

Operating profit before provisions	7,653	6,108
Provisions	1,494	1,345

Profit on ordinary activities before tax	6,159	4,763
Tax on profit on ordinary activities	1,910	1,556

Profit on ordinary activities after tax	4,249	3,207
Minority interests (including non-equity)	210	133

Profit after minority interests	4,039	3,074
Preference dividends	261	305

	3,778	2,769
Additional Value Shares dividend	1,463	798

Profit attributable to ordinary shareholders	2,315	1,971
Ordinary dividends	1,490	1,267

Retained profit	825	704

Earnings per 25p ordinary share	79.0p	68.4p
Additional Value Shares dividend	49.9p	27.7p

	128.9p	96.1p
Goodwill amortisation	25.0p	24.2p
Integration costs	5.4p	23.8p

Adjusted earnings per 25p ordinary share	159.3p	144.1p

Diluted earnings per 25p ordinary share	78.4p	67.4p

* Integration costs included in operating expenses comprise:
	2003	2002
	£m	£m

Administrative expenses	229	955
Depreciation	—	2

	229	957

Directors’ remuneration
	2003	2002
	£000	£000

Non-executive directors – emoluments	759	716
Chairman and executive directors – emoluments	7,945	12,286

Chairman and Executive directors – contributions and allowances in respect of Chairman and Executive directors – condefined contribution pension schemes	164	153

	8,868	13,155
Chairman and Executive directors – amounts receivable under long-term incentive Chairman and Executive directors amo plans	6,056	546
Chairman and Executive directors – gains on exercise of share options	2	16

	14,926	13,717

Retirement benefits are accruing to six directors (2002 – six) under defined benefit schemes, two (2002 – two) of whom also accrued benefits under defined contribution schemes.

The comparative figures for directors’ remuneration in 2002 include remuneration of directors who did not serve during the year ended 31 December 2003.

Summary consolidated balance sheet
at 31 December 2003

	2003	2002
	£m	£m

Assets
Cash and balances at central banks	3,822	3,481
Items in the course of collection from other banks	2,501	2,741
Treasury bills and other eligible bills	4,846	11,459
Loans and advances to banks	51,891	44,296
Loans and advances to customers	252,531	223,324
Debt securities	79,949	67,042
Equity shares	2,300	1,886
Interests in associated undertakings	106	94
Intangible fixed assets	13,131	12,697
Tangible fixed assets	13,927	10,485
Other assets, prepayments and accrued income	26,714	25,384

	451,718	402,889
Long-term assurance assets attributable to policyholders	3,557	9,111

Total assets	455,275	412,000

Liabilities
Deposits by banks	67,323	54,720
Items in the course of transmission to other banks	958	1,258
Customer accounts	236,963	219,161
Debt securities in issue	41,016	33,938
Other liabilities, accruals and deferred income and provisions	57,648	50,956
Subordinated liabilities including convertible debt	16,998	13,965
Minority interests (including non-equity)	2,713	1,839
Called up share capital	769	754
Share premium account	8,175	7,608
Merger reserve	10,881	11,455
Other reserves	419	387
Revaluation reserve	7	80
Profit and loss account	7,848	6,768
Shareholders’ funds
– equity	25,176	23,545
– non-equity	2,923	3,507
	451,718	402,889
Long-term assurance liabilities to policyholders	3,557	9,111

Total liabilities	455,275	412,000

Memorandum items
Contingent liabilities and commitments	154,557	144,180

At 31 December 2003, provisions for bad and doubtful debts amounted to £3,929 million (2002 – £3,927 million).

The summary financial statement on pages 58 to 61 was approved by the Board of directors on 18 February 2004.

Sir George Mathewson Chairman	Fred Goodwin Group Chief Executive	Fred Watt Group Finance Director

Shareholder information
Analyses of ordinary shareholders

at 31 December 2003

	shareholdings	millions	% of total

Individuals	169,290	243.3	8.2
Banks and nominee companies	24,177	2,472.1	83.4
Investment trusts	146	0.8	—
Insurance companies	364	27.6	0.9
Other companies	2,539	190.7	6.5
Pension trusts	37	13.9	0.5
Other corporate bodies	103	14.9	0.5

	196,656	2,963.3	100.0

Range of shareholdings:
10,000,001–1,000	128,606	45.7	1.5
10,001,001–10,000	62,389	170.9	5.8
10,010,001–100,000	4,339	108.2	3.7
11 100,001–1,000,000	974	308.9	10.4
11,000,001–10,000,000	301	847.8	28.6
10,000,001 and over	47	1,481.8	50.0

	196,656	2,963.3	100.0

Financial calendar

Annual general meeting	29 April 2004 at 2.00 pm, Edinburgh International Conference Centre, The Exchange, MorrisonStreet, Edinburgh

Interim results Final results	3 August 2004 24 February 2005

Dividends Payment dates:

*Ordinary shares (2003 Final) Ordinary shares (2004 Interim) Cumulative preference shares Non-cumulative dollar preference shares	4 June 2004 October 2004 31 May and 31 December 2004 31 March, 30 June, 30 September and 31 December 2004
Ex-dividend dates:
*Ordinary shares (2003 Final) Cumulative preference shares	10 March 2004 5 May 2004
Record dates:
*Ordinary shares (2003 Final) Cumulative preference shares	12 March 2004 7 May 2004

*	If the necessary approvals are obtained from shareholders at the annual general meeting on 29 April 2004, as an alternative to cash, a scrip dividend election will be offered and shareholders will receive details of this by letter after that date.

Corporate Responsibility Report
If you wish to obtain a copy please contact:

Corporate Responsibility
The Royal Bank of Scotland Group plc
42 St Andrew Square
Edinburgh EH2 2YE

Following publication it will also be available on our website at www.rbs.co.uk/group_information/corporate_responsibility

Investor Relations
Shareholders can access updated information on RBS via www.rbs.co.uk/group_information/investor_relations

Shareholder enquiries
Shareholdings in the company may be checked by visiting our website (www.rbs.co.uk/shareholder). You will need the shareholder reference number printed on your share certificate or tax voucher to gain access to this information.

Braille and audio Annual Review and Summary Financial Statement
Shareholders requiring a Braille or audio version of the Annual Review and Summary Financial Statement should contact the Registrar on 0870 702 0135.

ShareGift
The company is aware that shareholders who hold a small number of shares may be retaining these shares because dealing costs make it uneconomical to dispose of them. ShareGift, the charity share donation scheme is a free service operated by The Orr Mackintosh Foundation (registered charity 1052686) to enable shareholders to donate unwanted shares to charity.

Should you wish to donate your shares to charity in this way you should contact ShareGift for further information:

ShareGift, The Orr Mackintosh Foundation,
46 Grosvenor Street, London W1K 3HN
Tel: 020 7337 0501
www.sharegift.org

Donating your shares in this way will not give rise to either a gain or a loss for UK capital gains tax purposes and you may be able to reclaim UK income tax on gifted shares. Further information can be obtained from the UK Inland Revenue or your local tax office.

Capital gains tax
For shareholders who held RBS ordinary shares at 31 March 1982 the market value of one ordinary share held was 103p. After adjusting for the 1 March 1985 rights issue, the 1 September 1989 capitalisation issue and the bonus issue of Additional Value Shares on 12 July 2000, the adjusted 31 March 1982 base value of one ordinary share held currently is 46.1p.

For shareholders who held NatWest ordinary shares at 31 March 1982 the market value of one ordinary share held was 85.16p for shareholders who accepted the basic terms of the RBS offer. This takes account of the August 1984 and June 1986 rights issues and the June 1989 bonus issue of NatWest ordinary shares as well as the subsequent issue of Additional Value Shares.

When disposing of shares, shareholders are also entitled to indexation allowance (to April 1998 only in the case of individuals and non-corporate holders), which is calculated on the 31 March 1982 value, on the cost of subsequent purchases from the date of purchase and on the subscription for rights from the date of that payment. Further adjustments must be made where a shareholder has chosen to receive shares instead of cash for dividends. Individuals and non-corporate shareholders may also be entitled to some taper relief to reduce the amount of any chargeable gain on disposal of shares.

The information set out above is intended as a general guide only and is based on current United Kingdom legislation and Inland Revenue practice as at this date. This information deals only with the position of individual shareholders who are resident in the United Kingdom for tax purposes, who are the beneficial owners of their shares and who hold their shares as an investment. It does not deal with the position of shareholders other than individual shareholders, shareholders who are resident outside the United Kingdom for tax purposes or certain types of shareholders, such as dealers in securities.

Important addresses

Shareholder enquiries
Registrar
Computershare Investor Services PLC
PO Box 82
The Pavilions
Bridgwater Road
Bristol BS99 7NH
Telephone: 0870 702 0135
Facsimile: 0870 703 6009

Group Secretariat
The Royal Bank of Scotland Group plc
42 St Andrew Square
Edinburgh EH2 2YE
Telephone: 0131 523 2471
Facsimile: 0131 557 6140

Registered office
36 St Andrew Square
Edinburgh EH2 2YB
Telephone: 0131 556 8555

Website
www.rbs.co.uk

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 1, 2004

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ H Campbell
Name:	H Campbell
Title:	Head of Group Secretariat